Globis NV Merger Corp.
7100 W. Camino Real, Suite 302-48
Boca Raton, Florida 33433

May 10, 2022

VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Globis NV Merger Corp. (the “Company”)
Registration Statement on Form S-4
(File No. 333-262126) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 6:30 a.m. EST on May 12, 2022, or as soon thereafter as practicable.

Please contact Mark Selinger of McDermott Will & Emery LLP, special counsel to the Company, at (212) 547-5438, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Globis NV Merger Corp.

By:	/s/ Paul Packer
Name:	Paul Packer
Title:	Chief Executive Officer and
Chief Financial Officer